Exhibit 99.1

Mega Fortune Company Limited Announces Financial Results for the First Half of Fiscal Year 2025

Mega Fortune Company Limited (“Mega” or the “Company”) (Nasdaq: MGRT) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating entities, the Company provides a full range of Internet of Things (“IoT”) solutions and services, including development and implementation, support and maintenance, as well as the sale of hardware and other IoT-related products to customers in Hong Kong. The Company today announced its unaudited financial results for the six months ended March 31, 2025 (“First Half 2025”).

First Half of Fiscal Year 2025 Financial Results

	For the Six Months Ended March 31,
	2025	2024	Variance
	US$	US$	US$	%
Revenues
- IoT Solutions services	2,903,798	1,024,267	1,879,531	183.5
- Business Process Outsourcing (“BPO”) services	1,277,950	693,224	584,726	84.3
- IoT Support and Maintenance services	1,155,204	197,677	957,527	484.4
- Trading income	34,661	13,016	21,645	166.3
Total Revenue	5,371,613	1,928,184	3,443,429	178.6
Cost of revenue	(3,986,272)	(1,063,864)	2,922,408	274.7
Gross profit	1,385,341	864,320	521,021	60.3
Selling and marketing expenses	(126,296)	(99,874)	26,422	26.5
General and administrative expenses	(219,766)	(610,122)	(390,356)	(64.0)
Other income, net	49,041	14,803	34,238	231.3
Income before income tax expense	1,088,320	169,127	919,193	543.5
Income tax expenses	(175,881)	(77,149)	98,732	128.0
Net income	912,439	91,978	820,461	892.0

Revenues

Total revenues increased by $3,443,429, or 178.6%, from $1,928,184 for the six months ended March 31, 2024 to $5,371,613 for the six months ended March 31, 2025. This increase in total revenues was primarily driven by a substantial growth across all of our IoT Integration Solutions services, BPO services and IoT Support and Maintenance services.

IoT Integration Solutions services – Revenue from IoT Integration Solutions services significantly increased by 183.5%, from $1,024,267 for the six months ended March 31, 2024, to $2,903,798 for the six months ended March 31, 2025. The growth was mainly driven by the expansion of our scale of operations, which enabled us to undertake larger and more complex projects that commanded higher contract values, along with successful customer acquisition efforts that broadened our client base for the six months ended March 31, 2025.

BPO services – Revenue from BPO services increased by 84.3%, from $693,224 for the six months ended March 31, 2024, to $1,277,950 for the six months ended March 31, 2025. This growth was driven by the onboarding of eight new BPO customers, complemented by continued service demand from our existing client base.

IoT Support and Maintenance services – Revenue from IoT Support and Maintenance services increased by 484.4%, from $197,677 for the six months ended March 31, 2024, to $1,155,204 for the six months ended March 31, 2025. The sharp increase reflected an expanded customer base and higher levels of service engagements, particularly for advanced technical support and large-scale maintenance to meet evolving customer requirements.

Trading sales – Trading sales had an increase from $13,016 for the six months ended March 31, 2024, to $34,661 for the six months ended March 31, 2025. In line with our strategic shift toward IoT-related services, we maintained a limited level of sales with customers.

Cost of revenues

Cost of revenues increased by $2,922,408, or 274.7%, from $1,063,864 for the six months ended March 31, 2024 to $3,986,272 for the six months ended March 31, 2025. The increase was primarily attributable to the greater scale of services provided, which required additional resources to complete projects.

Gross profit

Our gross profit increased by $521,021, or 60.3%, from $864,320 for the six months ended March 31, 2024 to $1,385,341 for the six months ended March 31, 2025. Our gross profit margin for the six months ended March 31, 2025 was 25.8%, compared to 44.8% for the six months ended March 31, 2024.

The decline in margin was mainly due to increased reliance on subcontractors as service volumes expanded. With limited internal engineering capacity, we engaged external resources to support project delivery. In addition, the larger and more complex projects undertaken required specialized expertise, resulting in higher vendor costs.

Operating expenses

Selling and marketing expenses were increased to $126,296 for the six months ended March 31, 2025, from $99,874 for the six months ended March 31, 2024, reflecting the expansion of our sales and business development team to support outreach and engagement with new customers in line with revenue growth.

General and administrative expenses decreased from $610,122 for the six months ended March 31, 2024, compared to $219,766 for the six months ended March 31, 2025. The decrease in general and administrative expenses was mainly due to we incurred a significant amount of professional fee related to the auditing of our consolidated financial statements in the six months ended March 31, 2024. In addition, we downsized the administrative department and implemented cost-saving measures to better control operating expenses. These reductions were partially offset by an increase in the allowance for expected credit losses during the six months ended March 31, 2025.

Other income, net

Other income increased by $34,238 from $14,803 for the six months ended March 31, 2024 to $49,041 for the six months ended March 31, 2025. The increase was mainly due to (i) an increase of $16,936 in government subsidies; and (ii) an increase of $14,330 in ancillary services income, which are not within the scope of ASC 606. [these numbers do not add up to 34,238]

Income before income taxes

We had an income before income taxes of $169,127 and $1,088,320 for the six months ended March 31, 2024 and 2025, respectively. The improvement primarily reflected higher revenues driven by the expansion of our business activities, as well as reduced general and administrative expenses, resulting in a net increase of $919,193 in our income before taxes for the six months ended March 31, 2025.

Income tax expense

Income tax expense increased from $77,149 for the six months ended March 31, 2024 to $175,881 for the six months ended March 31, 2025. This increase was primarily due to higher taxable income as a result of our business growth.

Net income

As a result of the foregoing factors, net income increased by $820,461, or 892.0%, from $91,978 for the six months ended March 31, 2024 to $912,439 for the six months ended March 31, 2025.

Cash Flows

Operating activities

Net cash provided by operating activities for the six months ended March 31, 2025 was $1,125,454, as compared to the net income  [?] of $912,439. The difference was primarily attributable to (i) an increase of $3,123,810 in accounts receivable due to intensified sales activities with slower payment collected from customers; (ii) an increase of $3,258,714 in accounts payable by slowing payments to our suppliers in order to better optimize our cash flow; (iii) an increase of $140,885 in income tax payables for the provision of Hong Kong Profits tax; and (iv) a decrease of $151,501 in accrued expenses and other liabilities with less operating expenses for the six months ended March 31, 2025.

Net cash used in operating activities for the six months ended March 31, 2024 was $24,215, as compared to the net income [?] of $91,978. The difference was primarily attributable to (i) an increase of $546,856 in accounts receivable due to intensified sales activities with our customers near the period end and with slower payment collected from customers; (ii) an increase of $49,716 in accounts payable by slowing payments to our suppliers in order to better optimize our cash flow; (iii) an increase of $266,582 in accrued expenses and other liabilities with accrued professional fee for auditing our consolidated financial statements; and (iv) an increase of $77,063 in income tax payables for the provision of Hong Kong Profits Tax.

Investing activities

Net cash used in investing activities for the six months ended March 31, 2025 and 2024 were $nil and $7,356, respectively, which was entirely spent on the purchase of property and equipment.

Financing activities

Net cash used in financing activities for the six months ended March 31, 2025 was $1,111,567. This was primarily due to repayment to related parties of $747,841 and payment of offering costs related to initial public offering of $323,237. In addition, SME Term Loan of $40,489 was settled during the six months ended March 31, 2025.

Net cash used in financing activities for the six months ended March 31, 2024 was $151,398. This was primarily due to the repayment of SME Term Loan of $54,194 and payment of offering costs related to initial public offering of $65,000 during the six months ended March 31, 2024.

Recent Events

On July 17, 2025, the Company closed its initial public offering of 3,750,000 ordinary shares, par value $0.000001 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGRT” on July 16, 2025.

About Mega Fortune Company Limited

Mega Fortune Company Limited (the “Company”) is an Internet of Things (“IoT”) solution provider in Hong Kong. Through its operating subsidiary QBS System Limited (“QBS System”), the Company has specialized in delivering comprehensive IoT solutions and services across various industries. QBS System’s business service portfolio includes the provision of IoT Integration Solution Services, IoT Maintenance and Support services, Business Process Outsourcing (“BPO”) services and trading sales. Through its IoT platform, tools and services, QBS system helps enterprises through their digital transformation, launch IoT initiatives, upscale an existing IoT application or integrate any IoT solution with a legacy system to help them become more innovative, effective and productive. The Company’s vision is to become the preferred choice for IoT solutions for enterprises and projects in the Asia-Pacific region.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Mega Fortune Company Limited

Phone: +852 5627 5338

Email: priscilla.cheng@megafortune-group.com

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	March 31, 2025	September 30, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$380,083	$371,918
Accounts receivable, net	5,395,264	2,337,202
Prepayments and other assets, net	15,135	17,696
Total current assets	5,790,482	2,726,816

Property and equipment, net	7,525	9,469
Operating lease right-of-use assets, net	84,080	101,187
Deferred initial public offering (“IPO”) costs	880,420	557,183
Deferred tax assets, net	43,889	33,551
Total assets	$6,806,396	$3,428,206

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$3,278,955	$21,359
Contract liabilities	56,022	21,995
Bank loans, current	59,328	71,305
Amounts due to related parties	111,024	859,787
Income tax payable	404,381	263,902
Operating lease liabilities, current	37,482	36,450
Accrued expenses and other liabilities	166,143	317,788
Total current liabilities	4,113,335	1,592,586

Bank loans, non-current	382,744	411,901
Operating lease liabilities, non-current	46,598	65,703
Total liabilities	$4,542,677	$2,070,190

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.000001 par value, 50,000,000,000 shares authorized, 10,000,000 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	$10	$10
Subscription receivables	(10)	(10)
Additional paid-in capital	13	13
Retained earnings	2,260,190	1,347,751
Accumulated other comprehensive income	3,516	10,252
Total shareholders’ equity	2,263,719	1,358,016

Total liabilities and shareholders’ equity	$6,806,396	$3,428,206

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$5,371,613	$1,928,184

Cost of revenues	(3,986,272)	(1,063,864)

Gross profit	1,385,341	864,320

Operating expenses
Selling and marketing expenses	(126,296)	(99,874)
General and administrative expenses	(219,766)	(610,122)
Total operating expenses	(346,062)	(709,996)

Income from operations	1,039,279	154,324

Other income, net
Foreign exchange transaction losses	(147)	(112)
Interest expense	(7,316)	(10,253)
Interest income	192	122
Government grants	32,402	15,466
Sundry income	23,910	9,580
Total other income, net	49,041	14,803

Income before income tax expenses	1,088,320	169,127
Income tax expenses	(175,881)	(77,149)
Net income	912,439	91,978

Other comprehensive income
Foreign currency translation adjustments	(6,736)	942
Total comprehensive income	$905,703	$92,920

Earnings per share:
Basic and diluted	$0.09	$0.01

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	10,000,000	10,000,000

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	For the Six months ended March 31, 2024
	Ordinary shares
	Number issued*	Amount	Subscription receivables	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance as of September 30, 2023 (Audited)	10,000,000	$10	$(10)	$13	$946,217	$6,281	$952,511

Net income	-	-	-	-	91,978	-	91,978
Foreign currency translation adjustment	-	-	-	-	-	942	942

Balance as of March 31, 2024 (Unaudited)	10,000,000	$10	$(10)	$13	$1,038,195	$7,223	$1,045,431

	For the Six months ended March 31, 2025
	Ordinary shares
	Number issued*	Amount	Subscription receivables	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance as of September 30, 2024 (Audited)	10,000,000	$10	$(10)	$13	$1,347,751	$10,252	$1,358,016

Net income	-	-	-	-	912,439	-	912,439
Foreign currency translation adjustment	-	-	-	-	-	(6,736)	(6,736)

Balance as of March 31, 2025 (Unaudited)	10,000,000	$10	$(10)	$13	$2,260,190	$3,516	$2,263,719

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$912,439	$91,978
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,932	2,927
Provision of expected credit losses	61,076	24,428
Amortization of operating lease right-of-use assets	16,975	19,091
Deferred tax benefits	(10,387)	(3,288)

Change in operating assets and liabilities:
Accounts receivable, net	(3,123,810)	(546,856)
Prepayments and other assets, net	3,002	(13,828)
Accounts payable	3,258,714	49,716
Contract liabilities	34,068	28,105
Income tax payable	140,885	77,063
Operating lease liabilities	(17,939)	(20,133)
Accrued expenses and other liabilities	(151,501)	266,582
Net cash provided by (used in) operating activities	1,125,454	(24,215)

Cash flows from investing activities:
Purchases of property and equipment	-	(7,356)
Net cash used in investing activities	-	(7,356)

Cash flows from financing activities:
Repayments of bank loans	(40,489)	(54,194)
Payments of offering costs related to IPO	(323,237)	(65,000)
Advance from related parties	-	159,683
Repayment to related parties	(747,841)	(191,887)
Net cash used in financing activities	(1,111,567)	(151,398)

Net increase (decrease) in cash and cash equivalents	13,887	(182,969)
Effect of exchange rate changes on cash and cash equivalents	(5,722)	874
Cash and cash equivalents, beginning of period	371,918	619,570
Cash and cash equivalents, end of period	$380,083	$437,475

Supplemental disclosures of cash flow information:
Income tax paid	$45,383	$3,374
Interest received	192	122
Interest paid	7,316	10,253
Listing fee paid	$323,237	$65,000